SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)

GRAHAM HOLDINGS COMPANY

(formerly THE WASHINGTON POST COMPANY)

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

384637104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,575 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,575 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,575 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,575 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,410 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,410 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS National Fire & Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,165 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,165 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 6 OF 8 PAGES

This Amendment No. 11 to Schedule 13D amends and supplements the information set forth in Items 3, 4, 5.a. and 5.c. of the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 1, 1973 (the “13D”), as subsequently amended thereafter, with respect to the shares of Class B Common Stock (“Class B Stock”) of Graham Holdings Company (formerly The Washington Post Company, the “Issuer”). This Amendment No. 11 also updates the previously reported information as to the beneficial ownership of Warren E. Buffett and of the following entities (collectively, the “Berkshire Entities”) — Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), National Indemnity Company, a Nebraska corporation (“NICO”), and National Fire & Marine Insurance Company, a Nebraska corporation (“NFMIC”)— of Class B Stock of the Issuer as of June 30, 2014. Mr. Buffett and the Berkshire Entities are referred to herein collectively as “Reporting Persons”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In connection with the transaction described below in Item 4 (the answer to which is incorporated herein by reference), no funds were used. Shares of the Issuer owned by certain of the Reporting Persons were used to fund the transaction, as described in Item 4.

In connection with the intercompany transfers of shares of Class B Stock to NICO described below in Item 5.c. (the answer to which is incorporated herein by reference), NICO used internally generated funds to fund the intercompany purchase of shares of Class B Stock from NFMIC and Berkshire Hathaway Homestate Insurance Company, and no borrowed funds were involved.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the Exchange Agreement, on June 30, 2014 Berkshire acquired certain assets of the Issuer, including a wholly-owned subsidiary of the Issuer owning (i) WPLG, a Miami-based television station, (ii) 2,107 shares of Berkshire Class A common stock and 1,278 shares of Berkshire Class B common stock previously held by the Issuer and (iii) $327,717,816, in exchange for 1,620,190 shares of Class B Stock.

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 7 OF 8 PAGES

Item 5. Interest in Securities of the Issuer.

Item 5.a. is hereby amended and restated in its entirety as set forth below:

a. NICO is the holder of 59,410 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 0.95% of the Issuer’s outstanding Class B Stock. NFMIC is the holder of 48,165 shares of Class B Stock, which, to the knowledge of the Reporting Persons, constitute approximately 0.77% of the Issuer’s outstanding Class B Stock.

Mr. Buffett may be deemed to control Berkshire, which controls NICO and NFMIC. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the shares of Class B Stock held by NICO and NFMIC.

To the knowledge of the Reporting Persons, no other officers or directors of any of the Berkshire Entities have beneficial ownership of the Class B Stock of the Issuer.

Item 5.c. is hereby amended to add the following:

c. There have been no transactions in the class of securities reported on this Schedule 13D effected during the last sixty days, except as described in Item 4 and as set forth below:

(1) Berkshire Hathaway Homestate Insurance Company, a Nebraska corporation and formerly a Reporting Person under this 13D (“Homestate”), sold 148,311 shares of Class B Stock to NICO, its affiliate, on June 10, 2014 with a settlement date of June 11, 2014. The price paid by NICO to Homestate for the shares was $706.96 per share (the closing price of the Class B Stock on the New York Stock Exchange on June 10, 2014).

(2) NFMIC sold 600,000 shares of Class B Stock to NICO, its affiliate, on June 25, 2014 with a settlement date of June 26, 2014. The price paid by NICO to NFMIC for the shares was $716.59 per share (the closing price of the Class B Stock on the New York Stock Exchange on June 25, 2014).

Item 7. Material to be Filed as Exhibits.

1	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) (previously filed as Exhibit 2 to Amendment No. 8 to the Schedule 13D of the Reporting Persons, filed on February 12, 2014, and incorporated herein by reference).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 8 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: July 1, 2014

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman & Chief Executive Officer

NATIONAL INDEMNITY COMPANY NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Attorney-in-Fact